Vf 3-10-04

04004700

Att 3/8/2004 **

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 27 2004
688

SEC FILE NUMBER
8- 35484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: House Investments Securities, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10401 N Meridian Street, Suite 275
(No. and Street)

Indianapolis (City) IN (State) 46290-1090 (Zip Code)

SEC MAIL RECEIVED PROCESSING
FEB 27 2004
WASH. D.C. 76 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Emkes VP of Finance (317)580-2535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 Monument Circle, Suite 2000 (Address) Indianapolis (City) IN (State) 46204-5120 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael D. Emkes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of House Investments Securities, INC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael D Emkes
Signature

VP of Finance
Title

Tina M. Kinnick
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

House Investments Securities, Inc.

Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental Schedule of Net Capital as of December 31, 2003, Independent Auditors' Report and Supplemental Report on Internal Control

HOUSE INVESTMENTS SECURITIES, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 2000
BankOne Center/Tower
111 Monument Circle
Indianapolis, IN 46204-5108
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
House Investments Securities, Inc.
Indianapolis, Indiana

We have audited the accompanying statements of financial condition of House Investments Securities, Inc. ("the Company") as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of House Investments Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 for House Investments Securities, Inc. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

Deloitte & Touche LLP

February 6, 2004

HOUSE INVESTMENTS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
CURRENT ASSETS:		
Cash and cash equivalents	$ 93,974	$ 107,171
Investments—at market value	55,012	53,692
Prepaid expenses	681	296
Total current assets	149,667	161,159
NONCURRENT ASSETS:		
Prepaid expenses	544	
TOTAL ASSETS	$ 150,211	$ 161,159

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES—Accounts payable	$ 15,200	$ 10,100
STOCKHOLDERS' EQUITY:		
Common stock without par value; $.833 stated value, 1,000 shares authorized, 400 shares issued and outstanding	333	333
Additional paid-in capital	26,697	26,697
Retained earnings	107,981	124,029
Total stockholders' equity	135,011	151,059
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 150,211	$ 161,159

See notes to financial statements.

HOUSE INVESTMENTS SECURITIES, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
OPERATING REVENUES:		
Commission income		$35,000
Interest income	$ 1,061	1,148
Investment gain	259	1,241
Total operating revenues	1,320	37,389
OPERATING EXPENSES:		
Commission expense		10,000
General and administrative	8,400	8,400
Professional fees	7,350	10,441
Assessments	1,078	1,025
Bonding expense	510	551
Other expenses	30	
Total operating expenses	17,368	30,417
NET INCOME (LOSS)	$ (16,048)	$ 6,972
NET INCOME (LOSS) PER SHARE (basic and diluted)	$ (40.12)	$ 17.43

See notes to financial statements.

HOUSE INVESTMENTS SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock		Additional		
	Shares	Amount	Paid-in Capital	Retained Earnings	Total
BALANCE—December 31, 2001	400	$ 333	$ 26,697	$ 117,057	$ 144,087
Net income				6,972	6,972
BALANCE—December 31, 2002	400	333	26,697	124,029	151,059
Net loss				(16,048)	(16,048)
BALANCE—December 31, 2003	400	$ 333	$ 26,697	$ 107,981	$ 135,011

See notes to financial statements.

HOUSE INVESTMENTS SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (16,048)	$ 6,972
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Unrealized gains on investments	(259)	(1,241)
Changes in assets and liabilities:		
Prepaid expenses	(929)	146
Accounts payable	5,100	3,800
Net cash from operating activities	(12,136)	9,677
CASH FLOWS FROM INVESTING ACTIVITIES—		
Purchases of investments	(1,061)	(1,148)
Net cash used in investing activities	(1,061)	(1,148)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(13,197)	8,529
CASH AND CASH EQUIVALENTS—Beginning of year	107,171	98,642
CASH AND CASH EQUIVALENTS—End of year	$ 93,974	$ 107,171

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

Organization—House Investments Securities, Inc. (the "Company") is an Indiana corporation which was organized on November 22, 1985. The Company is registered as a broker/dealer with the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and the Indiana Securities Division.

The principal business activity of the Company is the sale of limited partnership interests to investors. The Company is limited to selling Direct Participation Programs which provide flow-through benefits to the investors.

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—For its services related to coordinating the syndication of the limited partnerships, the Company receives a syndication fee. Revenue is recognized at the time the syndication is completed and the income is reasonably determinable. The Company also earns commissions from the limited partnerships for its services as a broker/dealer based on the number of limited partnership units sold by the Company.

Commission Expense—The Company has two registered representatives, one of which solicits investors for the limited partnership interests on behalf of the Company. The registered representative is paid 50% of the commission received by the Company from investment programs not marketed to corporate investors based on the number of units sold by the representative. The Company pays negotiated amounts to unaffiliated broker/dealers for assistance in marketing units to corporate investors.

Income Taxes—The stockholders of the Company have made an election to be treated as an S Corporation under the Federal income tax laws. Accordingly, the income of the Company is taxed directly to its stockholders. Therefore, no provision for income taxes has been made in the financial statements.

Net Income (Loss) Per Share—Computations of net income (loss) per share (basic and diluted) are based on 400 weighted average shares outstanding (basic and diluted) in 2003 and 2002.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Valuation of Investments—The Company values its investments at market value as of the close of business on the last business day of the fiscal year in accordance with prevailing practices within the broker/dealer industry, with the unrealized appreciation or depreciation included as part of revenue in the statements of operations. Investments consist of units in a bond fund, common stock and warrants. The market value of the bond fund investment is based upon quoted market prices. Management has determined that the market value approximates original cost for the common stock and warrants as they are not publicly traded. Credit risks exist to the extent the bond fund's investments are with borrowers who cannot repay their obligations. Market risk exists from the general interest rate environment and a lack of a public trading market for the common stock and warrants. The cost and market values for investments were as follows at December 31:

	2003		2002	
	Cost	Market	Cost	Market
Bond fund	$ 28,006	$ 28,962	$ 26,944	$ 27,642
Common stock	22,750	22,750	22,750	22,750
Warrants	3,300	3,300	3,300	3,300
	$ 54,056	$ 55,012	$ 52,994	$ 53,692

3. RELATED PARTIES

The Company reimburses House Investments, an entity under common ownership, for certain operating expenses based on an allocation of House Investments' personnel costs incurred for the benefit of the Company. The Company reimbursed House Investments $8,400 for these expenses in both 2003 and 2002.

During 2002, the Company received commission income of $35,000 from House Investments—Midwest Corporate Tax Credit Fund V, L.P.

4. RESTRICTIVE COVENANTS

The National Association of Securities Dealers, Inc. imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

5. SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted since no subordinated liabilities existed during 2003 and 2002.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c13-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

SUPPLEMENTAL SCHEDULE

HOUSE INVESTMENTS SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL:	
Total stockholders' equity	$ 135,011
Deductions and/or charges—Total non-allowable assets	27,275
Net capital before haircuts on securities positions	107,736
Haircuts on securities—Other securities	(4,344)
NET CAPITAL	$ 103,392
TOTAL AGGREGATE INDEBTEDNESS	$ 15,200
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital requirement	$ 5,000
Excess net capital (based on minimum capital of $5,000)	$ 98,392
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	15.45 %

No differences exist between the above schedule based on the accompanying financial statements and the unaudited schedule filed in Part IIA of the Focus report.

Deloitte.

Deloitte & Touche LLP
Suite 2000
BankOne Center/Tower
111 Monument Circle
Indianapolis, IN 46204-5108
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

February 6, 2004

House Investments Securities, Inc.
Two Meridian Plaza
10401 North Meridian Street, Suite 275
Indianapolis, Indiana 46290

In planning and performing our audit of the financial statements of House Investments Securities, Inc. (the "Company") for the year ended December 31, 2003 (on which we have issued our report dated February 6, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP